FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

26 February 2020

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The following transactions in ordinary shares of US$0.50 each ("Shares") in HSBC Holdings plc (the "Company") took place on 24 February 2020:

1.    Long Term Incentive Award

A long term incentive award ("LTI award") was made to Ewen Stevenson, as part of variable pay for the performance year ended 31 December 2019. An LTI award is an award of Shares in the Company, with a three year forward-looking performance period commencing on 1 January 2020 and ending on 31 December 2022.

At the end of this performance period, the number of Shares that vest will be determined based upon an assessment by the Group Remuneration Committee of performance against financial and non-financial measures, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2019. Subject to that assessment, the shares will vest in five equal annual instalments commencing from March 2023. Upon each vesting, a one year retention period applies.

The LTI award was made in London and is based upon the closing Share price on the London Stock Exchange on 21 February 2020 of £5.6220.

Director

Name	Shares awarded
Ewen Stevenson	476,757

2.    Annual Incentive Awards

Awards of (i) immediately vested and (ii) deferred Shares were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2019 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. For Executive Directors who served during the year ended 31 December 2019, the performance assessment is detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2019. Upon vesting, a one year retention period applies.

Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 21 February 2020 of £5.6220.

(i)       Immediately vested awards

Directors

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £5.506703 per share	Net shares vested
Noel Quinn	105,072	49,384	55,688
Ewen Stevenson	96,202	45,215	50,987

Other PDMRs

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £5.506703 per share	Net shares vested
Samir Assaf	123,934	58,249	65,685
Pam Kaur	51,144	24,038	27,106
Paulo Maia	38,284	13,400	24,884
Charlie Nunn	78,582	36,934	41,648
Barry O'Byrne	39,467	18,550	20,917
Michael Roberts	126,533	61,964	64,569
Ian Stuart	44,774	21,044	23,730
Peter Wong	113,232	16,985	96,247

(ii)      Deferred awards

Awards vest in five equal annual tranches commencing in March 2023. Upon vesting, a one year retention period applies.

Director

Name	Shares awarded
Noel Quinn	201,702

Other PDMRs

Name	Shares awarded
Samir Assaf	237,909
Pam Kaur	98,179
John Hinshaw	178,983
Paulo Maia1	66,479
Charlie Nunn	150,850
Barry O'Byrne	75,764
Michael Roberts1	219,718
Ian Stuart	85,950
Peter Wong1	196,621

1Awards vest in five equal annual tranches commencing in March 2021.

3.    Replacement Awards made to John Hinshaw

Awards (the "Replacement Awards") of (i) immediately vested and (ii) deferred Shares were granted to John Hinshaw, to replace unvested awards granted to him by The Bank of New York Mellon Corporation, Diligent Corporation and Saama Technologies Inc., which were forfeited when he joined HSBC.

The following share awards were made under the HSBC Share Plan 2011:

(i)         Immediately vested awards

Name	Shares awarded1	Shares sold in respect of Income Tax and Social Security liabilities at £5.506703 per share	Net shares vested	Awards Replaced
John Hinshaw	13,680	6,430	7,250	Award forfeited by The Bank of New York Mellon Corporation
John Hinshaw	317	149	168	Award forfeited by Diligent Corporation

1 The Replacement Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 10 December 2019 of £5.5890.

(ii)        Deferred awards

Name	Shares awarded1	Awards replaced2
John Hinshaw	1,510	Award forfeited by Saama Technologies Inc.

1 The Replacement Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 10 December 2019 of £5.5890.

2 The Replacement Award for the Saama Technologies Inc. Award will vest in May 2020.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Interim Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	306,774	£1,724,683.43
		Aggregated	£5.622	306,774	£1,724,683.43

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	49,384	£271,943.02
		Aggregated	£5.507	49,384	£271,943.02

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ewen Stevenson

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	572,959	£3,221,175.50
		Aggregated	£5.622	572,959	£3,221,175.50

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	45,215	£248,985.58
		Aggregated	£5.507	45,215	£248,985.58

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Samir Assaf

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	361,843	£2,034,281.35
		Aggregated	£5.622	361,843	£2,034,281.35

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	58,249	£320,759.94
		Aggregated	£5.507	58,249	£320,759.94

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Hinshaw

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	178,983	£1,006,242.43
			£5.59	15,507	£86,668.62
		Aggregated	£5.619	194,490	£1,092,911.05

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	6,579	£36,228.60
		Aggregated	£5.507	6,579	£36,228.60

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	149,323	£839,493.91
		Aggregated	£5.622	149,323	£839,493.91

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	24,038	£132,370.13
		Aggregated	£5.507	24,038	£132,370.13

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America, HSBC and Executive Chairman, HSBC Mexico

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	104,763	£588,977.59
		Aggregated	£5.622	104,763	£588,977.59

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	13,400	£73,789.82
		Aggregated	£5.507	13,400	£73,789.82

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	229,432	£1,289,866.70
		Aggregated	£5.622	229,432	£1,289,866.70

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	36,934	£203,384.57
		Aggregated	£5.507	36,934	£203,384.57

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	115,231	£647,828.68
		Aggregated	£5.622	115,231	£647,828.68

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	18,550	£102,149.34
		Aggregated	£5.507	18,550	£102,149.34

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			President and Chief Executive Officer, HSBC USA

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	346,251	£1,946,623.12
		Aggregated	£5.622	346,251	£1,946,623.12

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	61,964	£341,217.34
		Aggregated	£5.507	61,964	£341,217.34

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	130,724	£734,930.33
		Aggregated	£5.622	130,724	£734,930.33

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	21,044	£115,883.06
		Aggregated	£5.507	21,044	£115,883.06

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.62	309,853	£1,741,993.57
		Aggregated	£5.622	309,853	£1,741,993.57

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-02-24	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.51	16,985	£93,531.35
		Aggregated	£5.507	16,985	£93,531.35

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 26 February 2020